UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the Securities Exchange Act of 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003 or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-41

SAFEWAY 401(k) PLAN AND TRUST

(Full title of the plan and the address of the plan, if different from that of the issuer named below)

SAFEWAY INC.

5918 Stoneridge Mall Road, Pleasanton, California, 94588-3229

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

SAFEWAY 401(k) PLAN AND TRUST

REQUIRED INFORMATION

1. Not required to be furnished by the plan.

2. Not required to be furnished by the plan.

3. Not applicable.

4. Plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA are attached hereto as Exhibit A.

EXHIBITS

Exhibit A. Plan financial statements and schedules.

Exhibit B. Consent of Independent Auditors.

2

SAFEWAY 401(k) PLAN AND TRUST

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefit Plans Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	June 28, 2004	By:	/s/ David F. Bond
David F. Bond
Benefit Plans Committee Member

	June 28, 2004		/s/ Dick W. Gonzales
Dick W. Gonzales
Benefit Plans Committee Member